Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-263894

Dated July 24, 2023

Term Sheet

$1,250,000,000 6.339% Fixed Rate/Floating Rate Senior Notes due 2029

This pricing term sheet supplements the preliminary prospectus supplement of Fifth Third Bancorp dated July 24, 2023 relating to the prospectus of Fifth Third Bancorp dated March 28, 2022.

Issuer:	Fifth Third Bancorp (the “Issuer”)

Securities:	6.339% Fixed Rate/Floating Rate Senior Notes due 2029 (the “Notes”)

Expected Ratings*:	Baa1 (Moody’s) / BBB+ (S&P) / A- (Fitch) (stable by all)

Currency:	USD

Size:	$1,250,000,000

Securities Type:	SEC Registered Senior Notes

Trade Date:	July 24, 2023

Settlement Date**:	July 27, 2023 (T+3)

Maturity Date:	July 27, 2029

Fixed Rate Period:	From, and including, July 27, 2023 to, but excluding, July 27, 2028

Floating Rate Period:	From, and including, July 27, 2028 to, but excluding, July 27, 2029

Coupon:

Fixed Rate Period: 6.339% per annum

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of the Notes—Floating rate period” in the preliminary prospectus supplement dated July 24, 2023, plus 2.340%

Payment Frequency:	Fixed Rate Period: Semi-Annually Floating Rate Period: Quarterly

Interest Payment Dates:	Fixed Rate Period: Every January 27 and July 27, commencing on January 27, 2024 and ending on July 27, 2028 Floating Rate Period: October 27, 2028, January 27, 2029, April 27, 2029 and July 27, 2029

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Optional Redemption:

On and after the date that is 180 days after the issue date and prior to July 27, 2028 (one year prior to the Maturity Date), the Issuer may redeem the Notes at its option, in whole or in part at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes to be redeemed matured on July 27, 2028) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the preliminary prospectus supplement dated July 24, 2023) plus 35 basis points less (b) interest accrued to the redemption date; and

(ii)  100% of the principal amount on the notes to be redeemed;

plus in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, the Notes will be redeemable in whole, but not in part, by the Issuer on July 27, 2028, the date that is one year prior to the Maturity Date, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, the Notes will be redeemable, in whole or in part, by the Issuer on or after the 30th day prior to the Maturity Date at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Benchmark Treasury:	4.000% U.S. Treasury due June 30, 2028

Benchmark Treasury Spot and Yield:	99-12 1⁄4; 4.139%

Spread to Benchmark Treasury:	+220 bps

Yield to Maturity:	6.339%

Price to Public:	100.000%

Proceeds (before expenses) to Issuer:	$1,245,625,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	316773 DK3 / US316773DK32

Joint Book-Running Managers:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Fifth Third Securities, Inc. Morgan Stanley & Co. LLC

Co-Managers:	Drexel Hamilton, LLC SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made against payment thereof on or about July 27, 2023, which is the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Fifth Third Securities, Inc. toll-free at 1-866-531-5353 and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

3